UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sparx Holdings Group, INC.

FKA PRIME TIME HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)
74167E103

(CUSIP Number)
Cassandra DeNunzio 780 Reservoir Avenue, #123 Cranston, RI 02910 Phone: 774-250-2456

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74167E103	SCHEDULE 13D

1	NAME OF REPORTING PERSON Sparx Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO [1]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 100,000,000
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 100,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.87%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.

Consisting of 100,000,000 shares of the Company’s common stock indirectly held of record by Cassandra DeNunzio through her interest in the common stock beneficially owned by Sparx Holdings, LLC. Sparx Holdings, LLC is owned and controlled, exclusively by its sole member, Cassandra DeNunzio. The shares issued to Sparx Holdings, LLC were issued as partial consideration pursuant to a “Patent License Agreement” the Issuer entered into and consummated on August 29, 2022. No monetary consideration was exchanged per the aforementioned transaction.

2.	Based on 278,750,031 shares of common stock, par value $0.0001 per share, which is the sum of (i) the 178,750,031 shares of common stock outstanding as of August 1, 2022, as reported on the Issuer’s Form 10-K, filed with the Securities and Exchange Commission on August 1, 2022, plus (ii) 100,000,000 shares of common stock issued to Sparx Holdings, LLC, as partial consideration pursuant to a “Patent License Agreement” the Issuer entered into and consummated on August 29, 2022.

CUSIP No. 74167E103	SCHEDULE 13D

1	NAME OF REPORTING PERSON Cassandra DeNunzio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO [1]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 100,000
	8	Shared Voting Power – 100,000,000
	9	Sole Dispositive Power – 100,000
	10	Shared Dispositive Power – 100,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,100,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.91% [2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

Consisting of 100,000,000 shares of the Company’s common stock indirectly held of record by Cassandra DeNunzio through her interest in the common stock beneficially owned by Sparx Holdings, LLC. Sparx Holdings, LLC is owned and controlled, exclusively by its sole member, Cassandra DeNunzio. The shares issued to Sparx Holdings, LLC were issued as partial consideration pursuant to a “Patent License Agreement” the Issuer entered into and consummated on August 29, 2022. No monetary consideration was exchanged per the aforementioned transaction.

Consists of 100,000 shares of common stock held solely by Cassandra DeNunzio that were purchased in the open market with personal funds.

2.	Based on 278,750,031 shares of common stock, par value $0.0001 per share, which is the sum of (i) the 178,750,031 shares of common stock outstanding as of August 1, 2022, as reported on the Issuer’s Form 10-K, filed with the Securities and Exchange Commission on August 1, 2022, plus (ii) 100,000,000 shares of common stock issued to Sparx Holdings, LLC, as partial consideration pursuant to a “Patent License Agreement” the Issuer entered into and consummated on August 29, 2022.

CUSIP No. 74167E103

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Company (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is included at the end of this document.

Additional information regarding the August 29, 2022 transaction, resulting in the need to file this Schedule 13D on behalf of the reporting person(s), can be viewed in the Form 8-K, filed with the Securities and Exchange Commission by Sparx Holdings Group, Inc. on August 29, 2022.

Item 1.  Security and Issuer.

This Statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Sparx Holdings Group, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive offices is 780 Reservoir Avenue, #123 Cranston, Rhode Island, 02910.

Item 2.  Identity and Background.

(a)

This Schedule 13D is being filed by (i) Sparx Holdings, LLC, a Wyoming Limited Liability Company (“Sparx”), (ii) and Cassandra DeNunzio, Sole Officer and a Director of Sparx Holdings Group, Inc. Cassandra DeNunzio is the sole member of Sparx Holdings, LLC.

Sparx, and Cassandra DeNunzio are deemed to be the “Reporting Persons” and, may be referred to herein as each a “Reporting Person”).

(b)	The address of the business office for each of the Reporting Persons is 780 Reservoir Avenue, #123 Cranston, Rhode Island, 02910.
(c)

The principal business of Sparx Holdings, LLC is to act as a holding company for various assets that may be acquired by Cassandra DeNunzio.

Ms. Cassandra DeNunzio is an engineer by trade and entrepreneur.

(d)	During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Sparx Holdings, LLC is a Wyoming Limited Liability Company.

Item 3.  Source or Amount of Funds or Other Consideration.

The 100,000,000 shares of common stock held by Sparx Holdings, LLC of the Issuer were issued to Sparx Holdings, LLC, as partial consideration pursuant to a “Patent License Agreement” the Issuer entered into and consummated on August 29, 2022. Additional information regarding the Patent License Agreement can be found within the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on August 29, 2022.

Sparx Holdings, LLC is owned and controlled by its sole member, Cassandra DeNunzio.

The 100,000 shares of common stock held solely by Cassandra DeNunzio, were purchased in the open market with personal funds.

Item 4.  Purpose of Transaction.

The shares issued issued to Sparx Holdings, LLC were issued to Sparx Holdings, LLC, as partial consideration pursuant to a “Patent License Agreement” the Issuer entered into and consummated on August 29, 2022.

The shares purchased in the open market by Cassandra DeNunzio were purchased for investment purposes.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of common stock owned by the Reporting Person is based on 278,750,031 shares of common stock, par value $0.0001 per share, which is the sum of (i) the 178,750,031 shares of common stock outstanding as of August 1, 2022, as reported on the Issuer’s Form 10-K, filed with the Securities and Exchange Commission on August 1, 2022, plus (ii) 100,000,000 shares of common stock issued to Sparx Holdings, LLC, as partial consideration pursuant to a “Patent License Agreement” the Issuer entered into and consummated on August 29, 2022.

(A)	Sparx Holdings, LLC
a.	Aggregate number of shares beneficially owned: 100,000,000

Percentage: 35.87%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 100,000,000

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 100,000,000

c.	Sparx Holdings, LLC has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

(B)	Cassandra DeNunzio
a.	Aggregate number of shares beneficially owned: 100,100,000

Percentage: 35.91%

b.	Sole power to vote or direct vote: 100,000

Shared power to vote or to direct vote: 100,000,000

Sole power to dispose or to direct disposition: 100,000

Shared power to dispose or to direct disposition: 100,000,000

c.	Cassandra DeNunzio has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Joint Filing Agreement is filed herewith.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: September 8, 2022	Sparx Holdings, LLC By: /s/ Cassandra DeNunzio Name: Cassandra DeNunzio Title: Managing Member

Cassandra DeNunzio, Individually By: /s/ Cassandra DeNunzio Name: Cassandra DeNunzio

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons and or parties named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Sparx Holdings Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: September 8, 2022	Sparx Holdings, LLC By: /s/ Cassandra DeNunzio Name: Cassandra DeNunzio Title: Managing Member

Cassandra DeNunzio, Individually By: /s/ Cassandra DeNunzio Name: Cassandra DeNunzio